# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New ERA Energy & Digital, Inc., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 N. Loraine Street, Suite 1324, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 07/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001850901

## Reporting persons
- Conversant Capital LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,387,220; sole dispositive power 0; shared dispositive power 5,387,220; aggregate amount beneficially owned 5,387,220 (5.3% of the class)
- Conversant Opportunity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,387,220; sole dispositive power 0; shared dispositive power 5,387,220; aggregate amount beneficially owned 5,387,220 (5.3% of the class)
- Conversant GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,387,220; sole dispositive power 0; shared dispositive power 5,387,220; aggregate amount beneficially owned 5,387,220 (5.3% of the class)
- Michael Simanovsky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,387,220; sole dispositive power 0; shared dispositive power 5,387,220; aggregate amount beneficially owned 5,387,220 (5.3% of the class)

## Item 1. Issuer
Name of issuer: New ERA Energy & Digital, Inc.
Address of issuer's principal executive offices: 200 N. Loraine Street, Suite 1324, Midland, Texas, 79701

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Conversant Opportunity Master Fund LP, a Cayman Islands exempted limited partnership ("Opportunity Master");

(ii) Conversant GP Holdings LLC, a Delaware limited liability company ("Conversant GP"), which serves as the general partner of Opportunity Master;

(iii) Conversant Capital LLC, a Delaware limited liability company ("Conversant Capital"), which serves as the investment manager to Opportunity Master; and

(iv) Michael Simanovsky, an individual, who serves as sole managing member of Conversant GP and Conversant Capital.

Opportunity Master, Conversant GP, Conversant Capital, and Mr. Simanovsky are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 25 Deforest Ave., Summit, NJ 07901.
Citizenship: Opportunity Master is organized under the laws of the Cayman Islands. Conversant GP and Conversant Capital are organized under the laws of the State of Delaware. Mr. Simanovsky is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the attached cover pages.
Percent of class: See Item 11 of the attached cover pages.
Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of the attached cover pages.
Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover pages.

The percentages used herein are calculated based upon 101,465,286 shares of Common Stock reported to be outstanding on May 12, 2026 in the Form 10-Q filed by the Company with the Securities and Exchange Commission on May 15, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 2 is hereby incorporated by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Conversant Capital LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer of Conversant GP Holdings LLC, the general partner of Conversant Capital LLC (07/20/2026)
- Conversant Opportunity Master Fund LP: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (07/20/2026)
- Conversant GP Holdings LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (07/20/2026)
- Michael Simanovsky: /s/ Paul Dumaine, Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (07/20/2026)